Exhibit 99.1

Date: February 18, 2021	324-8th Avenue SW, 8th floor Calgary AB, T2P 2Z2 www.computershare.com

To:	All Canadian Securities Regulatory Authorities

Subject: NUTRIEN LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual Meeting
Record Date for Notice of Meeting:	March 29, 2021
Record Date for Voting (if applicable):	March 29, 2021
Beneficial Ownership Determination Date:	March 29, 2021
Meeting Date:	May 17, 2021
Meeting Location (if available):	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	67077M108	CA67077M1086

Sincerely,

Computershare

Agent for NUTRIEN LTD.